

June 22, 2021

Julio A. Torres
Chief Executive Officer
Andina Acquisition Corp. III
Calle 113 # 7-45 Torre B
Officina 1012
Bogota, Colombia

> **Re: Andina Acquisition Corp. III**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 15, 2021**
> **File No. 333-254927**

Dear Mr. Torres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Form S-4 filed June 15, 2021

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 25

1.  Note 7 - Please expand your pro forma footnote to include the following language from your response to comment 12 in your letter dated May 26, 2021:
    "...The pro forma sale and leaseback transaction was accounted for under ASC 840. Stryve initially looked to guidance if the lease met the standard of a sale under ASC 360 and the definition of a normal leaseback under ASC 840. As part of this consideration, Stryve took into consideration the proposed 2- 5 year renewal options which are at a fixed rate and concluded that, with these extensions, the lease term is for substantially all of the asset's remaining economic life and tantamount to a form of continuing involvement (thereby precluding Stryve from accounting for this transaction as a sale). Consequently,

Julio A. Torres
Andina Acquisition Corp. III
June 22, 2021
Page 2

Stryve recorded the transaction as a financing activity."

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Wei Wang